Exhibit 99.1

INFLARX N.V.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS – SEPTEMBER 30, 2021

These unaudited interim condensed financial statements are consolidated financial statements for the group consisting of InflaRx N.V. and its wholly-owned subsidiaries InflaRx GmbH, Jena, Germany, and InflaRx Pharmaceuticals Inc., Ann Arbor, Michigan, United States (together, the “Group”). The financial statements are presented in Euro (€).

InflaRx N.V. is a company limited by shares, incorporated and domiciled in Amsterdam, The Netherlands.
Its registered office and principal place of business is in Germany, Jena, Winzerlaer Str. 2.

F-1

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Unaudited Interim Condensed Consolidated Financial Statements
Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss for the three and nine months ended September 30, 2021 and 2020		3
Unaudited Interim Condensed Consolidated Statements of Financial Position as of September 30, 2021 and December 31, 2020		4
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the nine months ended September 30, 2021 and 2020		5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2021 and 2020		6
Notes to the Unaudited Interim Condensed Consolidated Financial Statements		7
1.	Summary of significant accounting policies and other disclosures	7
(a)	Reporting entity and Group’s structure	7
(b)	Basis of preparation	7
(c)	New and amended standards adopted by the Group	7
(d)	Significant events of the quarter and changes in circumstances	8
2.	Net Financial Result	10
3.	Other assets	11
4.	Financial assets and financial liabilities	11
5.	Cash and cash equivalents	12
6.	Equity	12
7.	Share-based payments	13
(e)	Equity settled share-based payment arrangements	13
(f)	Share options exercised	14
(g)	Share-based payment expense recognized	14
8.	Protective foundation	14
9.	Contractual Obligations and Commitments	15
10.	Subsequent Events	15

F-2

InflaRx N.V. and subsidiaries
Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss for the three and nine months ended September 30, 2021 and 2020

		For the three months ended September 30,		For the nine months ended September 30,
(in €, except for share data)	Note	2021 (unaudited)	2020 (unaudited)	2021 (unaudited)	2020 (unaudited)

Operating Expenses
Research and development expenses		(9,359,850)	(5,246,536)	(25,566,005)	(19,901,661)
General and administrative expenses		(3,395,606)	(1,166,070)	(9,115,783)	(6,057,767)
Total Operating Expenses		(12,755,456)	(6,412,606)	(34,681,788)	(25,959,428)
Other income		22,850	3,471	43,529	200,763
Other expenses		—	(13)	(844)	(9,184)
Operating Result		(12,732,606)	(6,409,148)	(34,639,103)	(25,767,849)
Finance income	2	27,380	95,086	85,964	844,842
Finance expenses	2	(9,527)	(9,995)	(16,261)	(15,253)
Foreign exchange result	2	715,799	(660,907)	1,621,165	(112,933)
Other financial result		(56,000)	126,000	(13,000)	(74,000)
Income Taxes		—	—	—	—
Loss for the Period		(12,054,955)	(6,858,964)	(32,961,235)	(25,125,193)

Share Information
Weighted average number of shares outstanding		44,186,279	27,733,778	40,740,353	26,674,233
Loss per share (basic/diluted)		(0.27)	(0.25)	(0.81)	(0.94)

Loss for the Period		(12,054,955)	(6,858,964)	(32,961,235)	(25,125,193)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency		2,536,278	(3,022,687)	4,613,675	(2,761,792)
Total Comprehensive Loss		(9,518,677)	(9,881,651)	(28,347,560)	(27,886,985)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

[3]

InflaRx N.V. and subsidiaries
Unaudited Interim Condensed Consolidated Statements of Financial Position as of September 30, 2021 and December 31, 2020

(in €)	Note	September 30, 2021 (unaudited)	December 31, 2020

ASSETS
Non-current assets
Property and equipment		299,896	408,263
Right-of-use assets	4	1,500,865	546,694
Intangible assets		262,641	350,183
Other assets	3	340,572	353,522
Financial assets	4	26,716,011	272,268
Total non-current assets		29,119,985	1,930,930
Current assets
Current other assets	3	5,409,078	3,734,700
Current tax assets		918,021	1,419,490
Financial assets	4	23,957,605	55,162,033
Cash and cash equivalents	5	69,967,424	25,968,681
Total current assets		100,252,128	86,284,904
TOTAL ASSETS		129,372,113	88,215,834

EQUITY AND LIABILITIES
Equity
Issued capital	6	5,302,354	3,387,410
Share premium	6	280,261,994	220,289,876
Other capital reserves		30,082,596	26,259,004
Accumulated deficit		(201,306,855)	(168,345,620)
Other components of equity		886,884	(3,726,791)
Total equity		115,226,973	77,863,880
Non-current liabilities
Lease liabilities	4	1,155,432	220,525
Other liabilities		34,770	33,323
Total non-current liabilities		1,190,202	253,847
Current liabilities
Trade and other payables	4	11,517,356	8,258,133
Lease liabilities	4	363,876	338,516
Employee benefits		943,640	1,368,731
Other liabilities		130,066	117,727
Provisions		—	15,000
Total current liabilities		12,954,938	10,098,107
Total Liabilities		14,145,140	10,351,954
TOTAL EQUITY AND LIABILITIES		129,372,113	88,215,834

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

[4]

InflaRx N.V. and subsidiaries
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the nine months ended September 30, 2021 and 2020

(in €, except for share data)	Note	Shares outstanding	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other compo-nents of equity	Total equity

Balance as of January 1, 2021		28,228,415	3,387,410	220,289,876	26,259,004	(168,345,620)	(3,726,790)	77,863,880
Loss for the period		—	—	—	—	(32,961,235)	—	(32,961,235)
Exchange differences on translation of foreign currency		—	—	—	—	—	4,613,675	4,613,675
Total comprehensive loss		—	—	—	—	(32,961,235)	4,613,675	(28,347,560)
Issuance of common shares and warrants	6	15,610,022	1,873,203	63,269,346	—	—	—	65,142,549
Transaction costs	6	—	—	(4,219,222)	—	—	—	(4,219,222)
Share-based payment expense	7	—	—	—	3,823,592	—	—	3,823,592
Share options exercised	7	347,842	41,741	921,994	—	—	—	963,735
Balance as of September 30, 2021 (unaudited)		44,186,279	5,302,354	280,261,994	30,082,596	(201,306,855)	886,884	115,226,973

Balance as of January 1, 2020		26,105,255	3,132,631	211,006,606	25,142,213	(134,362,006)	2,227,228	107,146,673
Loss for the period		—	—	—	—	(25,125,193)	—	(25,125,193)
Exchange differences on translation of foreign currency		—	—	—	—	—	(2,761,792)	(2,761,792)
Total comprehensive loss		—	—	—	—	(25,125,193)	(2,761,792)	(27,886,985)
Issuance of common shares and warrants		1,958,186	234,982	9,535,961
Transaction costs				(729,841)
Share-based payment expense	7	—	—	—	897,438	—	—	897,438
Share options exercised	7	164,974	19,797	477,149	—	—	—	496,946
Balance as of September 30, 2020 (unaudited)		28,228,415	3,387,410	220,289,876	26,039,651	(159,487,199)	(534,564)	89,695,174

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.
[5]

InflaRx N.V. and subsidiaries
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2021 and 2020

(in €)	Note	For the nine months ended September 30, 2021 (unaudited)	For the nine months ended September 30, 2020 (unaudited)

Operating activities
Loss for the period		(32,961,235)	(25,125,193)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets		502,605	533,687
Net finance income	2	(1,677,868)	(642,656)
Share-based payment expense	7	3,823,592	897,438
Net foreign exchange differences		(3,185)	(869,402)
Changes in:
Other assets		(1,159,960)	(226,811)
Employee benefits		(438,436)	(191,042)
Other liabilities		12,130	13,896
Trade and other payables		3,259,223	(2,415,210)
Interest received		443,531	1,238,643
Interest paid		(15,072)	(15,546)
Net cash used in operating activities		(28,214,674)	(26,802,196)
Investing activities
Purchase of intangible assets, property and equipment		(21,691)	(83,855)
Purchase of financial assets		(40,512,715)	(68,169,518)
Proceeds from the maturity of financial assets		48,250,724	97,465,290
Net cash from investing activities		7,716,318	29,211,918
Financing activities
Proceeds from issuance of common shares	6	65,142,549	9,770,944
Transaction costs from issuance of common shares	6	(4,219,222)	(729,841)
Proceeds from exercise of share options	7	963,735	496,946
Repayment of lease liabilities		(271,608)	(275,323)
Net cash from financing activities		61,615,454	9,262,726

Net increase in cash and cash equivalents		41,117,098	11,672,447
Effect of exchange rate changes on cash and cash equivalents		2,881,645	30,362
Cash and cash equivalents at beginning of period		25,968,681	33,131,280
Cash and cash equivalents at end of period	5	69,967,424	44,834,089

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

[6]

InflaRx N.V. and subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1.	Summary of significant accounting policies and other disclosures

(a)	Reporting entity and Group’s structure

InflaRx N.V. is a Dutch public company with limited liability (naamloze vennootschap) with its corporate seat in Amsterdam, The Netherlands, and is registered in the Commercial Register of The Netherlands Chamber of Commerce Business Register under CCI number 68904312. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany. Since November 10, 2017, InflaRx N.V.’s common shares have been listed on The NASDAQ Global Select Market under the symbol IFRX.

InflaRx is a clinical-stage biopharmaceutical Group focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a.

These consolidated financial statements of InflaRx comprise the Company and its wholly-owned subsidiaries InflaRx GmbH, Jena, Germany and InflaRx Pharmaceuticals Inc., Ann Arbor, Michigan, United States (together referred to as “the Group”).

InflaRx GmbH is a clinical-stage biopharmaceutical company founded in 2008. In 2017, InflaRx N.V. became the sole shareholder of InflaRx GmbH through the contribution of the subsidiary’s shares to InflaRx N.V. by its existing shareholders in exchange of new shares issued by InflaRx N.V.

(b)	Basis of preparation

These interim condensed consolidated financial statements for the three- and nine-month reporting periods ended September 30, 2021 and 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements. Accordingly, this report is to be read in conjunction with the financial statements in our annual report for the year ended December 31, 2020 on Form 20-F.

The interim condensed consolidated financial statements were authorized for issue by the board of directors on November 4, 2021.

The financial statements are presented in Euro (€). Euro is the functional currency of InflaRx GmbH. The functional currency of InflaRx N.V. and InflaRx Pharmaceuticals Inc. is U.S. Dollars. All financial information presented in Euro has been rounded. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them or may deviate from other tables.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2020, except for the adoption of new standards effective as of January 1, 2021 as set out below. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

(c)	New and amended standards adopted by the Group

The below listed amendments and interpretations were adopted effective January 1, 2021, but did not have a material impact on the consolidated financial statements of the Group:

•	Interest Rate Benchmark Reform — Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
•	COVID-19-related Rent Concessions, Amendment to IFRS 16

The following standards issued will be adopted in a future period and the potential impact, if any, they will have on the Group’s consolidated financial statements is being assessed:

•	IFRS 17 Insurance Contracts, including Amendments to IFRS 17

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•	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Classification of Liabilities as Current or Non-current
•	Amendments to IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets; Annual Improvements 2018-2020
•	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies
•	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates
•	Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction

(d)	Significant events of the quarter and changes in circumstances

Vilobelimab in pyoderma gangraenosum (PG)

In April 2021, the Company announced the completion of enrollment in its Phase IIa proof-of-concept clinical study with vilobelimab in PG. This open-label trial enrolled 19 patients with moderate to severe PG, with 12 in the first two dose cohorts, at sites in the U.S., Canada and Europe. Data from the second dose cohort was announced on August 10, 2021. Ten patients were evaluable for the efficacy assessment on day 99 because two out of the 12 patients withdrew from the study before reaching day 99 of the treatment. Out of the 10 patients evaluable for efficacy at day 99, four patients met the response criteria, with three of them achieving complete closure of the target ulcer. The three patients who showed clinical response with a PGA score of ≤ 3 with complete target ulcer closure had elevated C5a levels at baseline. InflaRx previously reported the clinical response for two of these three patients in February 2020. The third patient demonstrating complete target ulcer closure had been increased from the 1600mg dose group to the highest dose of 2400mg dose on day 57 of the study and closed the ulcer after the dose escalation. The other six patients (three patients of which the results had been previously disclosed in February 2020) all showed slight improvement in their condition according to the PGA definition (PGA score = 4). Data from the third cohort was released on October 27, 2021. In the third dosing cohort at 2400mg biweekly, six of the seven patients achieved clinical remission with a PGA score of ≤ 1, which reflects a closure of the target ulcer. All patients in cohort 3 had elevated C5a levels at baseline that were continuously suppressed after initiation of vilobelimab. From all cohorts, two patients had related SAEs that were reported: One patient experienced an erysipelas leading to hospitalization (judged as non-related by sponsor), another developed a rash due to a delayed hypersensitivity reaction and withdrew from the study (which had been previously disclosed from cohort 2). No dose-related AEs were found. Overall, the observed AE profile was in line with the underlying diseases. Final results from this study are expected in the first half of 2022.

Vilobelimab for hidradenitis suppurativa (HS)

InflaRx submitted a Type A meeting request to the U.S. Food & Drug Administration (FDA) in July 2021 to align on the Phase III HS study design.  At the meeting, the discussion focused on reaching consensus on the overall study population and the primary endpoint measure. On September 8, 2021, InflaRx announced the outcome of this meeting in which the FDA was supportive of the proposed pivotal study program focusing on patients with active draining tunnels. The FDA also supported a new primary efficacy endpoint that will include measuring the reduction of all three lesions associated with HS - inflammatory nodules, abscesses and draining tunnels. InflaRx is still in active dialogue with the FDA on the final details of the pivotal Phase III study design. The Company plans to submit the clinical study protocol in Q4 2021 and start the study activities upon agreement with the FDA. The Company plans to include various secondary and exploratory endpoints to validate the newly proposed primary efficacy measure, which thus far has not been used in prospective randomized trials. Once the protocol is accepted by the FDA, the Company will provide more details about the study, including the primary endpoint.

Vilobelimab in ANCA-associated vasculitis (AAV)

In May 2021, the Company announced results from its US Phase IIa clinical study in AAV patients (IXPLORE). The results of the IXPLORE trial show vilobelimab is safe and well tolerated when added to standard of care therapy for AAV. These results support the continued study of vilobelimab for the treatment of AAV.

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Furthermore, InflaRx previously reported that both Part 1 and Part 2 of the AAV Phase II study in Europe (IXCHANGE) are fully enrolled and have now finished the treatment period. Data from this randomized, double-blind, placebo-controlled trial with 57 patients are expected by the end of 2021.

Vilobelimab in cutaneous squamous cell carcinoma (cSCC)

The open label, multicenter Phase II study evaluating vilobelimab alone and in combination with pembrolizumab in patients with PD-1 or PD-L1 inhibitor resistant/refractory locally advanced or metastatic cSCC is currently enrolling. So far, a total of five patients have been enrolled in the monotherapy arm and one in the combination arm. After five weeks of treatment with the first three patients in the monotherapy arm, a safety assessment was completed, and enrollment in the combination arm was opened.

The Phase II clinical trial is expected to enroll approximately 70 patients at sites in Europe, the U.S. and elsewhere. The study will investigate two independent arms: vilobelimab alone and vilobelimab in combination with pembrolizumab. The main objectives of the trial are to assess the safety and antitumor activity of vilobelimab monotherapy and to determine the maximum tolerated or recommended dose, safety and antitumor activity in the combination arm.

COVID-19 Pandemic

The COVID-19 pandemic, which began in December 2019 has spread worldwide and continues to cause many governments to maintain measures to slow the spread of the outbreak through quarantines, travel restrictions, closure of borders and requiring maintenance of physical distance between individuals.

During the first nine months of 2021, the Company`s employees have continued to be able to work from their home offices and partially return to the Company’s offices. Our service providers also continued at regular operational levels and the recruitment of patients and new clinical trial sites likewise continued in the first nine month of 2021 through the date of issuance of these interim financial statements.

The Phase III part of the global Phase II/III trial evaluating vilobelimab in mechanically ventilated patients with COVID-19 was initiated in mid-September 2020, and recruitment has finished, enrolling 369 patients with sites initiated across several countries, including the EU, South America and other regions.

An interim analysis by an independent data monitoring committee took place in July 2020 analyzed the data of the first 180 patients evaluable for the 28-day mortality endpoint that completed the study and led to the recommendation to continue the study as planned.

Topline data at the 28-day mortality primary endpoint are expected to be available in the first quarter of 2022.
On October 19, 2021, InflaRx announced that it was awarded a grant of up to EUR 43.7 million from the German Ministry of Education and Research and the German Ministry of Health to support the Company’s development of vilobelimab for the treatment for severe COVID-19 patients. The initial tranche amounts to EUR 25.8 million (approximately USD 29.9 million) and is structured as reimbursement of 80% of certain pre-specified expenses related to the clinical development and manufacturing of vilobelimab. The remainder of the grant will be awarded in three additional subsequent tranches, each conditional on reaching agreed-upon development and manufacturing-related milestones for the preceding tranche and structured as reimbursement for Company expenses. Individual tranches will not be paid if the preceding milestone of a tranche is not met. Payments from this grant to the Company are expected to begin in the fourth quarter of 2021.

Changes to the Board and Management

On September 13, 2021, Ms. Lina Ma resigned as Member of the Board. Ms. Ma’s resignation from the Board was not due to any disagreement with the Company.

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2.	Net Financial Result

The net financial result is comprised of the following items for the three and nine months ended September 30:

	For the three months ended September 30,		For the nine months ended September 30,
(in €)	2021 (unaudited)	2020 (unaudited)	2021 (unaudited)	2020 (unaudited)

Financial income
Interest income	27,380	95,086	85,964	844,842
Financial expenses
Interest expenses	(4,305)	(8,321)	(7,190)	(9,384)
Interest on lease liabilities	(5,222)	(1,674)	(9,071)	(5,869)
Total	17,853	85,091	69,703	829,589

Interest income results from marketable securities and short-term deposits in U.S. Dollars held by the Company and its subsidiaries.

	For the three months ended September 30,		For the nine months ended September 30,
(in €)	2021 (unaudited)	2020 (unaudited)	2021 (unaudited)	2020 (unaudited)

Foreign exchange result
Foreign exchange income	910,411	1,230,281	5,002,650	2,748,961
Foreign exchange expense	(194,612)	(1,891,188)	(3,381,485)	(2,861,894)
Total	715,799	(660,907)	1,621,165	(112,933)

Foreign exchange income and expense is mainly derived from the translation of the U.S. Dollar cash, cash equivalents and securities held by the Company and its subsidiaries.

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3.	Other assets

(in €)	As of September 30, 2021 (unaudited)	As of December 31, 2020

Non-current other assets
Prepaid expense	340,572	353,522
Total	340,572	353,522
Current other assets
Prepayments on research & development projects	4,896,075	2,340,643
Current tax assets	918,021	1,419,490
Prepaid expense	513,004	1,295,682
Other	—	98,374
Total	6,327,100	5,154,190
Prepaid expense mainly consists of prepaid insurance expense.

Prepayments on research & development projects consists of prepayments on clinical and production contracts. Mainly due to higher expense for the phase III part of our COVID-19 trial and the payments made under the related CRO contract, prepayments have increased as of September 30, 2021 compared to December 31, 2020.

Current tax assets as of September 30, 2021 mainly include VAT of €0.2 million and tax reclaims because of dividend tax withheld of €0.7 million. Such tax is withheld by our banks from securities interest payments, and the Company and its subsidiaries are reimbursed after filing a tax return.

4.          Financial assets and financial liabilities

Set out below is an overview of financial assets and liabilities, other than cash and cash equivalents, held by the Group as of September 30, 2021 and December 31, 2020:

(in €)	As of September 30, 2021 (unaudited)	As of December 31, 2020

Financial assets at amortized cost
Non-current financial assets	26,716,011	272,268
Current financial assets	23,957,605	55,162,033
Financial liabilities at amortized cost
Trade and other payables	11,517,356	8,258,133
Interest bearing loans and borrowings
Non-current lease liabilities	1,155,432	220,525
Current lease liabilities	363,876	338,516

As of September 30, 2021, the fair value of current and non-current financial assets (primarily quoted debt securities) amounted to €50,369 thousand (Level 1). The Group’s debt instruments at amortized cost consist solely of quoted securities that are graded highly by credit rating agencies such as S&P Global and, therefore, are considered low credit risk investments. Some of the expiring investments were newly invested and therefore changed to non-current.

In May 2021, the Company entered into an agreement to amend its original lease of office space in Martinsried, Germany, by extending the contractual lease term for an additional five years. This resulted in an increase to the lease obligation and associated right-of-use asset.

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5.	Cash and cash equivalents

(in €)	As of September 30, 2021 (unaudited)	As of December 31, 2020

Short-term deposits
Deposits held in U.S. Dollars	58,255,159	22,616,767
Deposits held in Euro	—	1,800,000
Total	58,255,159	24,416,767
Cash at banks
Cash held in U.S. Dollars	7,105,638	362,788
Cash held in Euro	4,606,626	1,189,126
Total	11,712,265	1,551,914
Total cash and cash equivalents	69,967,424	25,968,681

6.	Equity

On July 8, 2020, the Company filed a Form F-3 (Registration Statement) with the United States Securities and Exchange Commission (SEC) with respect to the offer and sale of securities of the Company. The Company also filed with the SEC a prospectus supplement (Prospectus Supplement) relating to an at-the-market program providing for the sale of up to $50,000,000 of its common shares over time pursuant a Sales Agreement with SVB Leerink LLC.

During the three months ended March 31, 2021, the Company issued 610,022 common shares under its at-the-market program resulting in €2.8 million in net proceeds. No common shares were issued under this program in the second and third quarters of 2021. Following these and previous issuances under this program, the remaining value authorized for sale under the Sales Agreement amounts to $35.2 million.

On February 25, 2021, the Company sold an aggregate of 15,000,000 common shares through a public offering. The common shares were sold at $5.00 per share and have a nominal value of €0.12 per share. For each common share purchased, an investor also received a warrant to purchase a common share at an exercise price $5.80. The warrants are exercisable immediately and have a term of up to one year. The shares and warrants were issued and the transaction closed on March 1, 2021 with gross offering proceeds to the Group from this offering being $75.0 million (€62.2 million), before deducting $4.5 million (€3.7 million) in underwriting discounts and other offering expenses of $0.4 million (€0.5 million). As of the date that these interim condensed consolidated financial statements were authorized for issue, no warrants had been exercised.

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7.	Share-based payments

(e)	Equity settled share-based payment arrangements

During its historical financing rounds prior to 2016 InflaRx GmbH granted options under the 2012 Stock Option Plan. Those InflaRx GmbH options were converted into options for common shares of InflaRx N.V. in November 2017:

Number of share options	2021	2020
Outstanding as of January 1,	148,433	148,433
Exercised during the nine months ended September 30	—	—
Outstanding as of September 30,	148,433	148,433
thereof vested	148,433	148,433

Under the terms and conditions of the share option plan 2016 InflaRx GmbH granted rights to subscribe for InflaRx GmbH’s common shares to directors, senior management, and key employees. Those InflaRx GmbH options were converted into options for common shares of InflaRx N.V. in November 2017:

Number of share options	2021	2020
Outstanding as of January 1,	1,094,852	1,181,484
Exercised during the nine months ended September 30	(202,020)	(86,632)
Outstanding as of September 30,	892,832	1,094,852
thereof vested	892,832	1,094,852

In conjunction with the closing of its initial public offering, InflaRx N.V. established a new incentive plan (the “2017 Long-Term Incentive Plan”). The initial maximum number of common shares available for issuance under equity incentive awards granted pursuant to the 2017 Long-Term Incentive Plan amounts to 2,341,097 common shares.

The annual general meeting on July 16, 2020, approved an amendment to the 2017 Long-Term Incentive Plan (LTIP) with effect from January 1, 2021:

•
increasing the maximum annual number of common shares in the Company’s capital available for issuance under the LTIP, starting on January 1, 2021, to 4% (from 3%) of the Company’s outstanding common shares (determined as of December 31 of the immediately preceding year); and

•
removing certain restrictions from the LTIP, which will allow the committee administering the LTIP and the Board to (i) lower the exercise price per share of any options and/or share appreciation rights issued under the LTIP or take any other action treated as a ‘repricing’ of an award and (ii) cancel any option and/or share appreciation rights in exchange for cash or another award granted under the LTIP, in either case, without prior approval of the Company’s shareholders.

Number of share options	2021	2020
Outstanding as of January 1,	2,146,478	2,181,105
Granted during the nine months ended September 30	1,219,074	96,188
Exercised during the nine months ended September 30	(145,822)	(78,342)
Forfeited during the nine months ended September 30	(31,400)	(181,287)
Outstanding as of September 30,	3,188,330	2,017,664
thereof vested	2,173,210	1,696,066

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The number of share options granted during the nine months ended September 30, 2021 under the plan was as follows:

Share options granted	Number	Fair value per option	FX rate as of grant date	Fair value per option	Share price at grant date / Exercise price	Expected volatility	Expected life (midpoint based)	Risk-free rate (interpolated, U.S. sovereign strips curve)
2021
January 4	839,260	$4.53	0.8133	€3.68	$5.14	1.35	5.31	0.5%
January 4	31,668	$4.57	0.8133	€3.72	$5.14	1.35	5.50	0.5%
July 2	327,436	$2.64	0.8458	€2.23	$2.99	1.35	5.31	0.98%
July 2	20,710	$2.66	0.8458	€2.25	$2.99	1.35	5.49	1.01%
	1,219,074

Of the 1,219,074 options granted in the nine months ended September 30, 2021, 1,134,436 were granted to members of the executive management or Board of Directors. In the nine months ended September 30, 2021, 31,400 options were forfeited.

Expected dividends are nil for all share options listed above.

(f)	Share options exercised

In the nine months ended September 30, 2021, 347,842 shares were issued upon the exercise of share options, resulting in proceeds to the Company in the amount of €964 thousand. Of the share options exercised, 202,020 were granted under the 2016 Share Option Plan and 145,822 were granted under the 2017 Long-Term Incentive Plan.

In the nine months ended September 30, 2020, no options under the 2012 Stock Option Plan were exercised.

(g)	Share-based payment expense recognized

For the nine months ended September 30, 2021, the Company recognized €3,824 thousand (2020: €1,485 thousand) of share-based payment expense in the statements of operations and comprehensive loss.

None of the share-based payments awards were dilutive in determining earnings per share due to the Group’s loss position.

8.	Protective foundation

According to the articles of association of the Company, up to 110,000,000 ordinary shares and up to 110,000,000 preferred shares with a nominal value of €0.12 per share are authorized to be issued. All shares are registered shares. No share certificates shall be issued.

In order to deter acquisition bids, the Company`s general meeting of shareholders approved the right of an in-dependent foundation under Dutch law, or protective foundation, to exercise a call option pursuant to the call option agreement, upon which preferred shares will be issued by the Company to the protective foundation of up to 100% of the Company’s issued capital held by others than the protective foundation, minus one share. The protective foundation is expected to enter into a finance arrangement with a bank or, subject to applicable restrictions under Dutch law, the protective foundation may request us to provide, or cause the Company’s subsidiaries to provide, sufficient funding to the protective foundation to enable it to satisfy its payment obligation under the call option agreement.

These preferred shares will have both a liquidation and dividend preference over the Company`s common shares and will accrue cash dividends at a pre-determined rate. The protective foundation would be expected to re-quire us to cancel its preferred shares once the perceived threat to the Company and its stakeholders has been removed or sufficiently mitigated or neutralized. We are of the opinion that the call option does not represent a significant fair value based on a Level 3 valuation, since the preference shares are restricted in use and can be can-celled by us.

[14]

In the three and nine months ended September 30, 2021, the Company expensed €15 thousand and €45 thousand, respectively, (2020: €15 thousand, €45 thousand) of ongoing costs to reimburse expenses incurred by the protective foundation.

9.	Contractual Obligations and Commitments

The Group enters contracts in the normal course of business with CROs and clinical sites for the conduct of clinical trials, professional consultants for expert advice and other vendors for clinical supply manufacturing or other services.

10.	Subsequent Events

In October 2021, the Company was awarded a grant of up to EUR 43.7 million from the German Ministry of Education and Research and the German Ministry of Health to support the Company’s development of vilobelimab for the treatment of severe COVID-19 patients. Refer to Note 1 for additional information regarding this grant.

In October 2021, the Company reported clinical data from the third cohort, showing that six of the seven patients in this dosing group achieved clinical remission with a PGA score of ≤ 1, which reflects a closure of the target ulcer. No dose-related AEs were found. Overall, the observed AE profile was in line with the underlying diseases.

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